UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-172850

Unique Underwriters, Inc.

(Exact name of registrant as specified in its charter)

13601 Preston Road, Suite 317 East Tower, Dallas, Texas 75240 (817) 281-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Series A Preferred Stock, Series B Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 133*

Unique Underwriters, Inc. (the “Issuer”) hereby requests immediate withdrawal of its Request to terminate the registration of its Common Stock (.001 par value), Series A Preferred Stock and Series B Preferred Stock under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2014 (the “Form 15”).

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Issuer is withdrawing the Form 15 because, while it believes that the number of common shareholders was less than 500 on January 15, 2014, as is required under Section 12(g), it needs additional time to substantiate that belief. Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unique Underwriters, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date:	January 23, 2014

By:        /s/ Samuel Wolfe, CEO, President and Director

                Samuel Wolfe

By:        /s/ Ralph Simpson, COO, Chairman and Director

                Ralph Simpson